# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kennedy-Wilson Holdings, Inc., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 02/16/2026
Filed by CIK 0001744219
Persons authorized to receive notices and communications: Duncan Bagshaw, 701 Brickell Avenue, Suite 1420, Miami, Florida (FL), 33131, 203-298-5300

## Reporting persons
- Eldridge Industries, LLC (CIK 0001744219): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,161,700; sole dispositive power 0; shared dispositive power 12,161,700; aggregate amount beneficially owned 12,161,700 (8.1% of the class)
- Boehly Todd L: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 80,100; shared voting power 12,161,700; sole dispositive power 80,100; shared dispositive power 12,161,700; aggregate amount beneficially owned 12,241,800 (8.2% of the class)
  Comment: The amounts reported in rows 7, 9, and 11 include 80,100 Shares (as defined herein) that were granted to Mr. Boehly in connection with his service on the Board (as defined herein) of Kennedy Wilson.
- Security Benefit Life Insurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,161,700; sole dispositive power 0; shared dispositive power 12,161,700; aggregate amount beneficially owned 12,161,700 (8.1% of the class)
- Dust Bowl Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,540,140; sole dispositive power 0; shared dispositive power 10,540,140; aggregate amount beneficially owned 10,540,140 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Kennedy-Wilson Holdings, Inc.
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the shares of common stock, $0.0001 par value (the "Shares"), of Kennedy-Wilson Holdings, Inc. ("Kennedy Wilson"), a Delaware corporation. It amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on November 18, 2019 (the "Initial Schedule 13D"), as amended on May 25, 2021 and February 2, 2023 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 13D. Except as provided herein, this Amendment No. 3 does not modify any of the previous information reported in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being filed by each of the following persons (collectively, the "Reporting Persons"):

i. Todd L. Boehly, a citizen of the United States of America ("Mr. Boehly");

ii. Eldridge Industries, LLC, a Delaware limited liability company ("Eldridge");

iii. Security Benefit Life Insurance Company, a Kansas insurance company ("Security Benefit Life"); and

iv. Dust Bowl Capital, LLC, a Kansas limited liability company ("Dust Bowl").

This Statement relates to the Shares issuable upon the conversion of the Series A Preferred Stock owned by Security Benefit Life and Dust Bowl, as well as Shares owned directly by Mr. Boehly. Security Benefit Life and Dust Bowl are indirectly controlled by Eldridge. Mr. Boehly is the indirect controlling member of Eldridge, and in such capacity, may be deemed to have voting and dispositive power with respect to the Shares issuable upon the conversion of the Series A Preferred Stock owned by Security Benefit Life and Dust Bowl.

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed herewith as Exhibit 1.
Residence or business address: The address of the principal business office of Mr. Boehly and Eldridge is 701 Brickell Avenue, Suite 1420, Miami, FL 33131. The address of the principal business office of each of Security Benefit Life and Dust Bowl is One Security Benefit Place, Topeka, KS 66636.
Present principal occupation or employment:
Eldridge is a holding company that includes asset management and insurance businesses. Security Benefit Life is an insurance company that offers products in a full range of retirement markets and wealth segments for employers and individuals. The principal business of Dust Bowl is making equity and debt investments in various asset classes. Mr. Boehly is the Chairman, Chief Executive Officer and indirect controlling member of Eldridge.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Security Benefit Life is set forth in Exhibit 3 to this Amendment No. 3.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Dust Bowl is set forth in Exhibit 4 to this Amendment No. 3.
Criminal convictions in the last five years: None of the Reporting Persons has, and, to their knowledge, none of the directors and executive officers of Security Benefit Life or Dust Bowl has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, and, to their knowledge, none of the directors and executive officers of Security Benefit Life or Dust Bowl has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 31, 2024, Security Benefit Life transferred 260,000 shares of Series A Preferred Stock to Dust Bowl, an effective tax subsidiary of Security Benefit Life, in a transfer exempt from reporting under Section 16 of the Act pursuant to Rule 16a-13 thereunder. There was no change in the Section 13(d) beneficial ownership of Mr. Boehly, Eldridge, or Security Benefit Life as a result of this transfer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 above is hereby incorporated by reference herein.

In connection with the Issuer's entry into an Agreement and Plan of Merger on February 16, 2026, and the proposed merger pursuant thereto (the "Merger"), each as disclosed in the Issuer's current report on Form 8-K filed on February 17, 2026, the Issuer agreed to redeem or repurchase all of the Series A Preferred Stock outstanding immediately prior to the consummation of the Merger, in accordance with the terms and conditions of the Certificate of Designations (the "Proposed Redemption"). Section 7(d) of the Certificate of Designations requires the Issuer to provide an irrevocable redemption notice ("Redemption Notice") to the holders of the Series A Preferred Stock at least 30 days, but not more than 60 days, prior to the date fixed for redemption before effecting the Proposed Redemption. On February 16, 2026, Dust Bowl and Security Benefit Life, as the holders of all of the Issuer's Series A Preferred Stock (collectively, the "Parties"), entered into a waiver and acknowledgment agreement ("Waiver and Acknowledgment Agreement"), pursuant to which the Parties agreed to waive the advance notice requirement set forth in Section 7(d) of the Certificate of Designations with respect to the delivery of a Redemption Notice regarding the Proposed Redemption, and consented to Kennedy Wilson delivering a Redemption Notice at any time prior to the consummation of the Merger.

The foregoing description of the Waiver and Acknowledgment Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Waiver and Acknowledgment Agreement, a copy of which has been filed as Exhibit 2 to this Amendment No. 3.

In addition, in connection with Mr. Boehly's service as a director on the board of directors (the "Board") of Kennedy Wilson, since the filing of Amendment No. 2, Mr. Boehly was granted restricted stock units ("RSUs") representing 17,500 Shares on February 21, 2024 and RSUs representing 19,100 Shares on January 29, 2025, which awards are subject to vesting over a three-year period from the date of the applicable grant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a), (b), (c), and (d) of the Schedule 13D is hereby amended and supplemented as follows:

Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of the Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to the Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned by Eldridge and Security Benefit Life herein consist entirely of Shares issuable upon conversion of 300,000 shares of Series A Preferred Stock, 260,000 of which are held directly by Dust Bowl and 40,000 of which are held directly by Security Benefit Life. Shares reported as beneficially owned by Mr. Boehly consist of: (i) 12,161,700 Shares issuable upon conversion of 300,000 shares of Series A Preferred Stock held by Dust Bowl and Security Benefit Life, (ii) 15,000 Shares relating to restricted stock awards made on March 12, 2020 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, (iii) 10,000 Shares relating to restricted stock awards made on January 21, 2021 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, (iv) 7,500 Shares relating to RSU awards made on January 20, 2022 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, (v) 11,000 Shares relating to RSU awards made on January 19, 2023 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, (vi) 17,500 Shares relating to RSU awards made on February 21, 2024 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, and (vii) 19,100 Shares relating to RSU awards made on January 29, 2025 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the cover page to the Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit 3 or Exhibit 4 of this Amendment No. 3, has acquired or disposed of any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: An affiliate of Security Benefit Life has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,000 shares of Series A Preferred Stock held directly by Security Benefit Life.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 2 and 4 above are hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement

Exhibit 2: Waiver and Acknowledgment Agreement, by and between Dust Bowl Capital, LLC and Security Benefit Life Insurance Company

Exhibit 3: Certain Information About the Executive Officers and Directors of Security Benefit Life Insurance Company

Exhibit 4: Certain Information About the Executive Officers and Directors of Dust Bowl Capital, LLC

## Signatures
- Eldridge Industries, LLC: /s/ Todd L. Boehly, Todd L. Boehly, Authorized Signatory (02/18/2026)
- Boehly Todd L: /s/ Todd L. Boehly, Todd L. Boehly (02/18/2026)
- Security Benefit Life Insurance Company: By: Eldridge Credit Advisers, LLC as Investment Manager /s/ Eddie Vonnahme, Eddie Vonnahme, Director (02/18/2026)
- Dust Bowl Capital, LLC: /s/ Eddie Vonnahme, Eddie Vonnahme, Authorized Signatory (02/18/2026)